Exhibit 99.1

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO ADHERES TO NOVO MERCADO  (NEW MARKET) RULES

By adhering to the highest level of Corporate Governance, the company becomes the first Brazilian company in the food sector to adopt Novo Mercado criteria

Following approval by its Board of Directors, Perdigão announced on Friday, February 17, its adhesion to the São Paulo Stock Exchange’s (Bovespa) Novo Mercado, a set of corporate rules recognized as good corporate governance practices. As a result, the company is to convert its preferred shares into common shares thus seeking to achieve greater transparency and liquidity for shareholders and investors in addition to creating the foundations for the future growth and sustainability of its businesses.

With the introduction of the new capital structure, Perdigão will become a company with a dispersed ownership as opposed to a single group exerting shareholding control, a model successfully adopted by major international corporations.

The new model is part of a modern project adopted by the pension funds, which currently constitute the Company’s controlling block of shareholders. This model is designed to guarantee better results for the minority shareholders as well as contribute to the overall strengthening of the capital markets. For all investors, both domestic and international, the Novo Mercado represents a significant investment opportunity given that only company shares enjoying equal rights shall be traded under the criteria now adopted.

From the outset of its adhesion to Novo Mercado rules, Perdigão is to adopt a mechanism for avoiding shareholding concentration. Should a shareholder or group of shareholders gain control of a stake in the Company in excess of 20% of the total shareholding, then this will automatically trigger a public offering of shares (POS). As a result of this action, each share purchased will give its holder the right to an additional remuneration of 35% of the average share price for the 90 days prior to the date of the public offering.

The price of the offering may also be set at the economic value calculated on the basis of the appraisal report or, alternatively, 135% of the price of the shares issued for capital increases over the preceding 24 months, which ever is the higher.

EQUAL RIGHTS FOR THE SHAREHOLDERS

Established in 2001, the Novo Mercado was conceived as a medium for the trading of shares of companies committed to corporate governance practices that are stricter than required by the legislation. As a measure of the innovation which Perdigão is adopting, the company is the first Brazilian company in the food sector to adhere to Novo Mercado rules and will be among 20 companies in this segment out of the 378 which have a Stock Exchange listing.

In migrating from Level 1 of Bovespa’s Corporate Governance to the Novo Mercado, Perdigão will convert the total sum of its preferred shares, without voting rights to common shares in the proportion of one preferred share to one common share, at the same time, undertaking a 200% stock split in these shares. In other words, each common share, whether held by the majority shareholders or the public at large, will receive a further two shares for each existing one. While conversion is mandatory, shareholders are guaranteed the right of withdrawal – should any shareholder disagree with the initiative - the dissenting shareholder being permitted to request withdrawal and receive  reimbursement corresponding to the book value of his/her/its shares.

In addition to the unification of the shares into a single class, the entry into the Novo Mercado will introduce other practices into corporate rules, enhancing and equalizing shareholder rights. A case in point is the additional rights in the event of the sale of the company or its delisting. Yet another innovation is the adhesion to the Arbitration Chamber, which provides a more agile means of settling eventual corporate disputes.

HISTORIC OF PROFISSIONALIZATION

A pioneering spirit and innovation have always been part of Perdigão’s tradition. Founded in 1934 in the city of Videira (state of Santa Catarina), the Company obtained a market listing in 1980. In 1994, a pool of pension funds assumed shareholding control, resulting in important changes in the Company’s management.

From Perdigão’s corporate, financial and administrative restructuring, emerged a single publicly held company - Perdigão S/A – and a single operating company - Perdigão Agroindustrial S/A.

In 2000, Perdigão became the first Brazilian food sector company to issue shares (ADRs) on the New York Stock Exchange. The following year, it was part of the first group of companies to adhere to Level 1 of Bovespa’s Corporate Governance and since then has been included in the principal Bovespa indexes.

With the adoption of Novo Mercado criteria, Perdigão consolidates its position of management excellence instigated by the Pension Funds and expects to maintain average annual growth levels above the 10% mark registered over the past 11 years.

Perdigão ended the fiscal year 2005 reporting net income of R$ 360.9 million, 22.1% more than recorded in 2004. Gross profits rose 8% to reach R$ 1.5 billion. The Company closed its 2005 balance sheet posting margins above the historical average for all the indicators, successfully compensating losses incurred due to exchange rate variation. Gross sales amounted to R$ 5.9 billion, a growth of 5.5% over the preceding year.

Present in more than 100 countries, Perdigão has over a thousand items in its product portfolio, destined for both domestic and export markets, and trading under the brand names of Perdigão, Chester®, Apreciatta, Toque de Sabor, Turma da Mônica, Batavo, Borella, Perdix and Confiança. With a labor force of 35,556, the Company has fifteen meat processing units as well as two soybean crushing and six animal feed plants, and 16 distribution centers.

February, 17th 2006,

For further information please contact Edina Biava / Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301 / 3718.5791

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.